# SCMP GROUP

NEWSPAPER RETAIL

82-3327

Direct Line 852 2680 8805
Direct Fax 852 2680 8860

BY REGISTERED POST



03045254

8 December 2003



Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D.C. 20549
U.S.A.



Dear Sirs

**SCMP Group Limited (Exemption No. 33-51010)**

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Change in Directorate

Yours faithfully,
For and on behalf of
SCMP Group Limited



Vera Leung
Legal Counsel & Company Secretary

Enclosures

dlw 1/6

CoSec\SecDoc\Dir Resign\announcement distribution list

South China Morning Post

Business B3

6 December 2003

# SCMP Group Limited
## SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

## Announcement

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") announces that Mr. Thaddeus Thomas Beczak will step down as Deputy Chairman of the Company and Publisher of South China Morning Post Publishers Limited, a subsidiary of the Company, with effect from 31 December 2003 to pursue other personal interests. Mr. Beczak will remain as non-executive Director of the Company. The Board takes this opportunity to record a note of special thanks and appreciation to Mr. Beczak for all his effort and contributions during his tenure as Deputy Chairman of the Company.

On behalf of the Board
**KUOK Khoon Ean**
*Chairman*

Hong Kong, 5 December 2003

* *For identification purpose only*

Ming Pao Daily News

A14

6 December 2003

# SCMP Group Limited

## SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

## 公　佈

SCMP集團有限公司(「本公司」)董事會(「董事會」)宣布，Thaddeus Thomas Beczak先生將於二零零三年十二月三十一日辭任本公司董事會副主席及本公司附屬公司南華早報出版有限公司督印人職務，以處理其個人事務。Beczak先生將繼續留任本公司非執行董事。董事會謹藉此機會就Beczak先生於擔任本公司董事會副主席期間所作的一切努力及貢獻致以衷心謝意。

代表董事會
主席
郭孔演

香港，二零零三年十二月五日

* 僅供識別

South China Morning Post

Business B6

8 December 2003

# SCMP Group Limited

## SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

## Announcement

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") announces that Mr. Thaddeus Thomas Beczak will step down as Deputy Chairman of the Company and Publisher of South China Morning Post Publishers Limited, a subsidiary of the Company, with effect from 31 December 2003 to pursue other personal interests. Mr. Beczak will remain as non-executive Director of the Company. The Board takes this opportunity to record a note of special thanks and appreciation to Mr. Beczak for all his effort and contributions during his tenure as Deputy Chairman of the Company.

On behalf of the Board
**KUOK Khoon Ean**
*Chairman*

Hong Kong, 5 December 2003

* *For identification purpose only*

Ming Pao Daily News

A30

8 December 2003

# SCMP Group Limited

## SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

## 公　佈

SCMP集團有限公司（「本公司」）董事會（「董事會」）宣布，Thaddeus Thomas Beczak先生將於二零零三年十二月三十一日辭任本公司董事會副主席及本公司附屬公司南華早報出版有限公司督印人職務，以處理其個人事務。Beczak先生將繼續留任本公司非執行董事。董事會謹藉此機會就Beczak先生於擔任本公司董事會副主席期間所作的一切努力及貢獻致以衷心謝意。

代表董事會<br>
主席<br>
郭孔演

香港，二零零三年十二月五日

* 僅供識別